November 4, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:                    John Hartz

Senior Assistant Chief Accountant

Re:	Willdan Group, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed March 29, 2011
Form 10-Q for the Fiscal Quarter ended July 1, 2011
Filed August 11, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 20, 2011
File No. 1-33076

Dear Mr. Hartz:

This letter is submitted by Willdan Group, Inc., a Delaware corporation (the “Company”), in response to comments received from the Staff in a letter delivered to the Company on November 4, 2011 following the Company’s response letter dated October 31, 2011.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2011, and (iii) the Definitive Proxy Statement on Schedule 14A filed April 20, 2011.

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.              In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated October 11, 2011.  It appears that these acknowledgements were provided in the response letter signed by your outside counsel.  Please provide the requested acknowledgements in writing with your next response letter signed by management.

In response to the Staff’s comment, the acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of the Staff’s comment letter dated October 11, 2011 is provided below in this response letter signed by management of the Company.

Item 15 — Exhibits and Financial Statement Schedules, page 47

General

2.              We have reviewed your response to prior comment 3 from our letter dated October 11, 2011.  We note that you will revise the subheading caption from “Direct costs of contract revenue” to “Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below).” Please also confirm that you will remove your presentations of gross profit and gross margin throughout the filing.  See SAB Topic II:B.

In response to the Staff’s request, the Company confirms that it will remove its presentations of gross profit and gross margin throughout its future filings.

* * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the accuracy and adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (714) 940-6329.

Thank you.

Respectfully submitted,

/s/ Kimberly D. Gant

Kimberly D. Gant
Chief Financial Officer and Senior Vice President

cc:           Thomas D. Brisbin
                                Chief Executive Officer and President
                                Willdan Group, Inc.
                John-Paul Motley
                                O’Melveny & Myers LLP